

S 07003583 OMMISSION
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SEC FILE NUMBER
8-43200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMCORE Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

501 Seventh Street
(No. and Street)

Rockford	IL	61104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvette H. Powell — (815) 961-3450
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG, LLP

303 East Wacker Steet	Chicago	IL	60601
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patricia M. Bonavia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMCORE Investment Services, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Patricia M. Bonavia

Name Patricia M. Bonavia
Title President

Cheryl L. Henson
Notary Public


CHERYL L. HENSON
NOTARY PUBLIC - STATE OF ILLINOIS
EXPIRES SEPT 1, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AMCORE INVESTMENT SERVICES, INC.

Table of Contents



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Board of Directors
AMCORE Investment Services, Inc.:

We have audited the accompanying statements of financial condition of AMCORE Investment Services, Inc. (the Company), which is a second-tier wholly owned subsidiary of AMCORE Financial, Inc., as of December 31, 2006 and 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2007

AMCORE INVESTMENT SERVICES, INC.

Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents	$	544,098	541,934
Deposit with clearing broker		50,000	50,000
Commissions receivable		292,516	215,465
Prepaid expenses and other assets		69,276	81,646
Due from AMCORE Bank, N.A.		—	74,376
Due from AMCORE Investment Group, N.A.		—	4,824
Equipment, at cost, net of accumulated depreciation of $75,728 in 2006 and $67,469 in 2005		27,783	661
Total assets	$	983,673	968,906
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable and accrued expenses	$	282,644	268,906
Due to AMCORE Bank, N.A.		1,029	—
Total liabilities		283,673	268,906
Stockholder's equity:			
Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 100 shares		100	100
Additional paid-in capital		699,900	699,900
Total stockholder's equity		700,000	700,000
Total liabilities and stockholder's equity	$	983,673	968,906

See accompanying notes to statements of financial condition.

(1) General Information and Summary of Significant Accounting Policies

(a) General

AMCORE Investment Services, Inc. (the Company) is a wholly owned subsidiary of AMCORE Investment Group, N.A. (AIGNA), which is a wholly owned subsidiary of AMCORE Financial, Inc. (AFI). The Company conducts business as a broker/dealer in securities. Additionally, the Company sells annuity products. These services are offered to individual and institutional customers at all AMCORE Bank, N.A. (Bank) branch locations, which is a wholly owned bank subsidiary of AFI.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(c) Securities Transactions

Proprietary securities transactions (securities owned), commission revenue, and related expense are recorded on the trade date basis.

(d) Commissions Receivable

Commissions receivable represent amounts due to the Company from its clearing broker/dealer relating to customer securities transactions introduced by the Company as well as amounts due from insurance agencies related to the sale of annuity products. Commissions receivable include 12B-1 fees.

(e) Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the useful life of the applicable equipment.

(f) Income Taxes

The results of operations are included in the consolidated federal and state income tax returns of AFI. Federal and state income taxes of the Company are based on the Company's taxable income and AFI's statutory rates. Amounts due or owed are settled with AFI on a quarterly basis.

(Continued)

Deferred income taxes result from temporary differences in the bases of assets and liabilities for income tax and financial statement purposes. These differences relate primarily to different deferred compensation bases for income tax and financial statement purposes and the use of accelerated depreciation methods for income tax purposes. Deferred income taxes totaled $2,402 and $115 at December 31, 2006 and 2005, respectively, and are included in prepaid expenses and other assets in the accompanying statements of financial condition.

Management believes that it is more likely than not that the deferred tax assets will be fully realized; therefore, no valuation allowance has been recorded at December 31, 2006 and 2005.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn nor cash dividends be paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2006, the Company's net capital totaled $389,064 and the net capital requirement was $250,000. The Company's ratio of aggregate indebtedness to net capital ratio at December 31, 2006 was 0.78.

(3) Related-Party Transactions

By arrangement, the Company remits all excess revenues, after deducting all expenses of the Company, to the Bank. Such amounts are reported as shared revenues to affiliates in the statements of income. Amounts (due to) due from the Bank at December 31, 2006 and 2005 were $(1,029) and $74,376, respectively.

For the years ended December 31, 2006 and 2005, the Company earned $0 and $173,001, respectively, in revenue related to the sales of the Vintage Mutual Funds.

The Company occupies space owned by and pays rent to the Bank. Rent expense for the years ended December 31, 2006 and 2005 were $129,168 and $66,648, respectively.

Management fees, included in other operating expense, totaled $336,156 and $239,652 for the years ended December 31, 2006 and 2005, and are allocated on a pro rata basis to the Company and are remitted to the Bank for services rendered.

At December 31, 2006 and 2005, the Company had cash of $38,191 and $28,271, respectively, on deposit with the Bank. In addition, the Company held 472,399 and 481,593 units of the Vintage Liquid Assets Fund, which is a money market mutual fund, at December 31, 2006 and 2005, respectively. Investors Management Group, Ltd. (now known as WB Capital Management, Inc.), the investment advisor of the Vintage Liquid Assets Fund was an affiliate of AIGNA until its sale on December 30, 2005.

AMCORE INVESTMENT SERVICES, INC.

Notes to Statements of Financial Condition

December 31, 2006 and 2005

(4) Off-Balance-Sheet and Credit Risk

As discussed in note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

(5) Employee Benefit Plans

The Company participates in the AMCORE Financial Security Plan (the Security Plan), a qualified profit sharing plan under Section 401(a) of the Internal Revenue Code. The Security Plan offers participants a personal retirement account funded by company contributions and a personal savings account 401(k) funded by employee 401(k) contributions and company matching amounts. The expense related to the Security Plan for the years ended December 31, 2006 and 2005 was $104,292 and $152,296, respectively.

The Company provides a deferred compensation plan for certain key employees and directors. This plan provides the opportunity to defer up to 90% of salary and 100% of bonus with balances growing tax deferred until withdrawn from the plan. Earnings accrue based upon investment election by participant in eleven measurement funds. The total nonqualified deferred compensation plan liability at December 31, 2006 totaled $8,734 and the expense related to the plan was $963 for 2006. There were no balances for 2005.

(6) Contingencies

Management believes that no litigation is threatened or pending in which the Company faces potential loss or exposure that will materially affect the Company's financial position or results of operations.

END